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MAR 01 2017

Washington DC 406

SEC FILE NUMBER

8-69312

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPM Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway, 51 Floor

(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER SETARO 212-381-6440

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG

(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Christopher Setaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ***NPM Securities, LLC***, as of December 31,2016, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEONARD B COMBERIATE
Notary Public - State of New York
NO. 01C06269676
Qualified in Westchester County
My Commission Expires 10.1.2020

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NPM Securities, LLC

Statement of Financial Condition

December 31, 2016

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of NPM Securities, LLC

We have audited the accompanying statement of financial condition of NPM Securities, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NPM Securities, LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

NPM Securities, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	550,000
Prepaid expenses and other assets		48,601
Total assets	$	598,601
Liabilities and member's equity		
Liabilities:		
Payables to Nasdaq, Inc., net	$	249,215
Total liabilities		249,215
Member's equity		349,386
Total liabilities and member's equity	$	598,601

See accompanying notes to the Statement of Financial Condition.

NPM Securities, LLC

Notes to Statement of Financial Condition

December 31, 2016

1. Organization and Description of the Business

NPM Securities, LLC ("NPMS" or the "Company") is a wholly owned subsidiary of The Nasdaq Private Market, LLC ("NPM"), which is a wholly owned subsidiary of Nasdaq, Inc. ("NASDAQ").

The Company operates an SEC registered alternative trading system ("ATS") involving primary and secondary transactions in unregistered securities (i.e., securities not listed on registered securities exchange and not registered under Section 12 of the Exchange Act). Subscribers to the ATS currently consist exclusively of broker-dealers that are registered with the SEC and members of the Financial Industry Regulatory Authority ("FINRA") ("Members"). Each Member may act on behalf of its proprietary account or on behalf of a customer of that Member.

The Company allows issuers that meet certain initial qualifications and continuing disclosure obligations ("Member Companies") to use the ATS to source purchasers of equity securities for their existing stockholders and/or optionees as a group or a significant subpopulation of that group (e.g., former employees). The Structured Liquidity Program is a company-controlled event that enables the shareholders of the Member Companies to gain liquidity in an orderly manner while providing the Member Companies with control over share ownership. The secondary transactions in the Structured Liquidity Program are conducted on a private placement basis, are exempt from registration under the Securities Act of 1933 under various exemptions, and are limited in buyer participation to accredited investors where required. Investors' eligibility to participate in a program must be confirmed by their representing Member broker-dealer (an "RBD"), and investors must also have been granted access to a program by a Member Companies in order to submit their buying interest through a form of stock purchase agreement and related documents applicable to the offering. The Company may operate the Structured Liquidity Program by acting as agent and representing broker-dealer or engaging a third-party Member broker-dealer to facilitate access to the ATS by shareholders and investors. The RBD representing the buyer or seller is generally responsible for acting as the buyer's and seller's agent to facilitate Structured Liquidity Program transactions. In either type of secondary transactions, the Company will not make any "recommendations" regarding transactions or investment strategies, and therefore will not undertake any obligation to gather investment profile information or make suitability determinations.

The Company is registered as a broker-dealer with the SEC and in 53 U.S. jurisdictions, and is a FINRA member organization. The Company does not hold customer funds or securities. Funds may be delivered by the buyer to the issuer directly or wired into an escrow account, depending on the requirements of the offering. The issuer or its transfer agent (or other corporate record keeper) will provide the buyer with a stock certificate in either physical or book entry form.

1. Organization and Description of the Business (continued)

The Company is subject to regulation by the SEC, FINRA, and state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

The Company has not conducted a liquidity program through this entity since December 2015, although it remains registered as a broker-dealer and is still subject to certain regulatory requirements.

The Company continued to offer membership services until September 30, 2016, which allowed for the customers to be designated as a "full Member Company;" qualifying under NPM's requirements and are provided access to certain services, including launching and marketability, and access to a portal.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Cash

The Company's cash is held by Wells Fargo Bank, N.A. ("Wells Fargo"), in a non-interest bearing account.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid amounts relating to amounts paid to regulators.

2. Summary of Significant Accounting Policies (continued)

Revenues

The Company receives fees from issuers for conducting structured liquidity programs. The billing structure for this arrangement is defined by services agreements entered into between the Company and Member Companies and are billed on a transaction basis and are earned on a transaction completed basis. The service agreements have pre-determined fees for each structured liquidity program and are not dependent on transaction volume or size. Revenue is recognized after the completion of the program. There is also membership revenue, which is based on a contract period and revenue is recognized over the term of the contract. The Company defers revenue billed but not earned during the current period.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized. In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the Statement of Financial Condition. Interest and/or penalties related to income tax matters are recognized in earnings.

At December 31, 2016, the Company had accrued no interest and/or penalties related to income tax matters.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2016, the Company has not adopted any new accounting pronouncements that had a material impact on its Statement of Financial Condition.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" which supersedes the revenue recognition guidance in ASC

2. Summary of Significant Accounting Policies (continued)

"Revenue Recognition." The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption. On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue recognition standard by one year. The Company does not expect the adoption of this standard to have a material effect on the Statement of Financial Condition.

3. Related-Party Transactions

NPM agrees to provide the Company with support services, including, but not limited to, direct financial and business management support, compliance and reporting support, information technology support, occupancy and human resource services.

At December 31, 2016, $249,215 remained in payables to affiliates, net. All affiliates are ultimately wholly-owned by NASDAQ. It is the intent and ability of management to settle all intercompany balances between NASDAQ and its wholly-owned subsidiaries, such as the Company, on a net basis, as NASDAQ serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by NASDAQ and are settled on a periodic basis. The Company records all transactions to and from affiliates, including tax, subject to the netting arrangement (Services Agreement) into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ.

Primarily all expenses of the Company are settled on the Company's behalf by NASDAQ and the Parent. These expenses are then charged to the Company, at cost, through intercompany charges, resulting in a payable to Nasdaq, Inc.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ. For income tax purposes, the Company is disregarded as an entity separate from its parent, NPM, a U.S. partnership, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). Accordingly, the Company computes its provision for income taxes based on the tax that would be due on its income in the hands of its parent. Because the Company's parent is a
U.S. partnership, the Company would generally expect not to incur any tax expense, with the potential exception of entity level taxes imposed on partnerships. Such taxes are fairly limited in scope. The Company has accrued a New York City Unincorporated Business Tax ("UBT")

4. Income Taxes (continued)

deferred tax benefit of $3,814 as of the year ended December 31, 2016. The Company does not expect the benefit will be recognized in the foreseeable future. As such, a full valuation allowance is recorded. The change in the deferred tax benefit and valuation allowance from December 31, 2015 is an increase of $1,128.

The Company's effective tax rate differs from the UBT statutory tax rate due to the impact of income allocations outside of New York City ("NYC") and the recording of a valuation allowance. The Company has a NYC Net Operating Loss ("NOL") of $95,351, which will expire in the years 2034-2036.

For periods after May 1, 2013, the Company's operating results are included in the federal and state income tax returns filed by NASDAQ. NASDAQ and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns. Income tax returns for the years 2013 through 2015 are subject to examination by the Internal Revenue Service and state tax authorities.

At December 31, 2016, the Company had no accrued interest or penalties.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by SEC Rule 15c3-1. At December 31, 2016, the Company had net capital of $300,785 which was $284,171 in excess of its required net capital, as of December 31, 2016, of $16,614.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) because the Company is self-clearing all transactions and does not hold customer funds or safekeeping customer securities.

6. Commitments and Contingent Liabilities

Brokerage Activities

As of December 31, 2016 the Company does not have any brokerage liabilities or commitments.

6. Commitments and Contingent Liabilities (continued)

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

Cash is held by one financial institution, Wells Fargo. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by Wells Fargo to be delayed or limited.

7. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for cash approximate fair value due to the short term nature of the asset. The Company's liabilities, which include intercompany payables, are reported at their contractual amounts, which approximate fair value.

8. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the Statement of Financial Condition and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.

STATEMENT OF FINANCIAL CONDITION

NPM Securities, LLC
December 31, 2016
With Report of Independent Registered Public Accounting Firm

EY
Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of NPM Securities, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member, management of NPM Securities, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries within PeopleSoft, the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NPM SECURITIES, LLC
165 BROADWAY, 51ST FLOOR
NEW YORK, NY 10006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Crane 212-231-5032

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 130

B. Less payment made with SIPC-6 filed (exclude interest) (246)
8/8/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (116)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $

H. Overpayment carried forward $(116)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NPM Securities, LLC
(Name of Corporation, Partnership or other organization)

Linda Crane
(Authorized Signature)

Dated the 15 day of February 20 17.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 52,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $ 52,000

2e. General Assessment @ .0025 — $ 130

(to page 1, line 2.A.)

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member of NPM Securities, LLC

We have reviewed management's statements, included in the accompanying15c3-3 Exemption Report, in which (1) NPM Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the U.S Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2017

Nasdaq

NPM Securities, LLC
15c3-3 Exemption Report

NPM Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year January 1, 2016 to December 31, 2016 without exception.

I, Christopher M. Setaro, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

Christopher M. Setaro
Chief Compliance Officer
NPM Securities, LLC

2/28/17
Date